# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Avadel Pharmaceuticals plc, CIK 0001012477
CUSIP: 05337M104
Title of class of securities: American Depositary Shares, each representing one Ordinary Share, nominal value $0.01 per share
Address of issuer's principal executive offices: 10 Earlsfort Terrace, Dublin 2, Ireland (L2), D02 T380
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-24-002474
Filed by CIK 0001056581

## Reporting persons
- Tontine Asset Associates, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,859,475; sole dispositive power 0; shared dispositive power 2,859,475; aggregate amount beneficially owned 2,859,475 (2.9% of the class)
  Comment: The percentages used in this Schedule 13G/A are calculated based upon the 98,153,471 ordinary shares, nominal value $0.01 per share, of Avadel Pharmaceuticals plc (the "Company") issued and outstanding at November 25, 2025, as set forth in the Company's definitive proxy statement filed with the Securities and Exchange Commission on December 3, 2025.
  This Amendment No. 3 is being filed to report that the Reporting Persons (defined below) no longer beneficially own more than five percent of the outstanding ordinary shares of the Company. This Amendment No. 3 constitutes an exit filing for the Reporting Persons.
- Tontine Capital Overseas Master Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,859,475; sole dispositive power 0; shared dispositive power 2,859,475; aggregate amount beneficially owned 2,859,475 (2.9% of the class)
- Jeffrey L. Gendell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 70,000; shared voting power 4,769,357; sole dispositive power 70,000; shared dispositive power 4,769,357; aggregate amount beneficially owned 4,839,357 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Avadel Pharmaceuticals plc
Address of issuer's principal executive offices: The Company's principal executive offices are located at 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
(i) Tontine Capital Overseas Master Fund II, L.P. ("TCOM II"), a limited partnership organized under the laws of the State of Delaware, with respect to 2,859,475 American Depositary Shares directly owned by TCOM II;
(ii) Tontine Asset Associates, LLC, a limited liability company organized under the laws of the State of Delaware ("TAA"), which serves as general partner of TCOM II, with respect to the American Depositary Shares directly owned by TCOM II; and
(iii) Jeffrey L. Gendell, a United States citizen ("Mr. Gendell"), with respect to 2,859,475 American Depositary Shares directly owned by TCOM II,
1,909,882 American Depositary Shares directly owned by Tontine Financial Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("TFP"), and 70,000 American Depositary Shares directly owned by Mr. Gendell. Mr. Gendell serves as the Managing Member of TAA and also serves as the Managing Member of Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), which serves as general partner of TFP.
The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 1 Sound Shore Drive, Suite 304, Greenwich, CT 06830-7251.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,839,357
Percent of class: 4.9
Sole power to vote or to direct the vote: 70,000
Shared power to vote or to direct the vote: 4,769,357
Sole power to dispose or to direct the disposition: 70,000
Shared power to dispose or to direct the disposition:
4,769,357
The amounts and percentage set forth above in this Item 4 reflect the beneficial ownership of Mr. Gendell. TAA and TCOM II each beneficially own, and have shared voting and dispositive power over, 2,859,475 American Depositary Shares, or approximately 2.9% of the ordinary shares issued and outstanding.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
TAA, the general partner of TCOM II, has the power to direct the affairs of TCOM II, including directing the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by TCOM II. Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.
TM, the general partner of TFP, has the power to direct the affairs of TFP, including directing the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by TFP. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Tontine Asset Associates, LLC: Jeffrey L. Gendell, Managing Member (02/06/2026)
- Tontine Capital Overseas Master Fund II, L.P.: Jeffrey L. Gendell, Managing Member of Tontine Asset Associates, LLC, the general partner of Tontine Capital Overseas Master Fund II, L.P. (02/06/2026)
- Jeffrey L. Gendell: Jeffrey L. Gendell, Jeffrey L. Gendell (02/06/2026)